Filed Pursuant to Rule 424(b)(5)

Registration No. 333-211872

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	11,431,411 Shares	$40.24	$459,999,978.64	$57,270.00

(1)	Assumes full exercise of the underwriters’ option to purchase up to 1,491,053 additional shares of our Common Stock.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus supplement

(To prospectus dated June 6, 2016)

9,940,358 Shares

Catalent, Inc.

Common stock

We are offering 9,940,358 shares of common stock of Catalent, Inc.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,491,053 additional shares of our common stock at the public offering price less the underwriting discount. See “Underwriting.”

We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our U.S. dollar-denominated term loans (the “USD Term Loans”), as described under “Use of proceeds.”

Our common stock is listed on the NYSE under the symbol “CTLT.” On July  24, 2018, the closing sales price of our common stock as reported on the NYSE was $40.24 per share.

See “Risk factors” beginning on page S-14 of this prospectus supplement and in our other filings with the Securities and Exchange Commission incorporated by reference in this prospectus supplement or the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$40.2400	$400,000,006

Underwriting discounts and commissions	$1.2072	$12,000,000

Proceeds, before expenses, to Catalent, Inc.	$39.0328	$388,000,006

The underwriters expect to deliver the shares against payment in New York, New York on or about July 27, 2018.

J.P. Morgan	Morgan Stanley	RBC Capital Markets	BofA Merrill Lynch	Wells Fargo Securities

Prospectus supplement dated July 24, 2018.

Prospectus supplement

Prospectus

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

S-i

You should assume that the information appearing or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated June 6, 2016, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission (the “SEC”), before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in this prospectus supplement) the statement in the document having the later date modifies or supersedes the earlier statement.

Except where the context requires otherwise, references in this prospectus supplement to “Catalent,” the “Company,” “we,” “us,” and “our” refer to Catalent, Inc., together with its consolidated subsidiaries. In this prospectus supplement, when we refer to our fiscal years, which end on June 30, we say “fiscal” and the year number, as in “fiscal 2017,” which refers to our fiscal year ended June 30, 2017. The financial information included or incorporated by reference in this prospectus supplement does not reflect the results of operations of Cook Pharmica LLC for any period prior to the date of acquisition (October 23, 2017). We refer in this prospectus supplement to (i) our Annual Report on Form 10-K for fiscal 2017 as our “2017 Form 10-K,” (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017, December 31, 2017 and March 31, 2018 as our “2018 Form 10-Qs,” and (iii) our 2017 Form 10-K and 2018 Form 10-Qs as our “SEC Reports.”

Trademarks and service marks

We have U.S. or foreign registration in the following marks, among others: Clinicopia®, Easyburst®, Fastchain®, Follow the Molecule®, Galacorin®, GPEx®, Liqui-Gels®, OptiForm®, OptiGel®, OptiGel® Bio, OptiShell®, SMARTag®, SupplyFlex®, Vegicaps®, and Zydis®. This prospectus supplement also includes trademarks and trade names owned by other parties, and these trademarks and trade names are the property of their respective owners. We use certain other trademarks and service marks, including CosmoPod™, PEEL-ID™, OmegaZero™, OptiPact™, Pharmatek™, Savorgel™, Softdrop™, and Zydis Ultra™ on an unregistered basis in the United States and abroad.

Solely for convenience, the trademarks, service marks, and trade names identified in this prospectus supplement may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names.

S-ii

Summary

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the factors described or referred to under the heading “Risk factors” herein and in our SEC Reports, and the financial statements and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our company

We are the leading global provider of advanced delivery technologies and development solutions for drugs, biologics, and consumer and animal health products. Our oral, injectable, and respiratory delivery technologies address the full diversity of the pharmaceutical industry, including small molecules, biologics, and consumer and animal health products. Through our extensive capabilities and deep expertise in product development, we help our customers take products to market faster, including nearly half of new drug products approved by the U.S. Food and Drug Administration in the last decade. Our advanced delivery technology platforms, including those in our Softgel Technologies and Drug Delivery Solutions segments, our proven formulation, manufacturing, and regulatory expertise, and our broad and deep intellectual property enable our customers to develop more products and better treatments for patients and consumers. Across both development and delivery, our commitment to reliably supply our customers’ and their patients’ needs is the foundation for the value we provide; annually, we produce approximately 72 billion doses for nearly 7,000 customer products, or approximately 1 in every 20 doses of such products taken each year by patients and consumers around the world. We believe that through our investments in growth-enabling capacity and capabilities, our ongoing focus on operational and quality excellence, the sales of existing customer products, the introduction of new customer products, our innovation activities and patents, and our entry into new markets, we will continue to benefit from attractive and differentiated margins and realize the growth potential from these areas.

We continue to invest in our sales and marketing activities, leading to growth in the number of active development programs for our customers. This has further enhanced our extensive, long-duration relationships and long-term contracts with a broad and diverse range of industry-leading customers. In fiscal 2017, we did business with 85 of the top 100 branded drug marketers, 23 of the top 25 generics marketers, 23 of the top 25 biologics marketers, and 22 of the top 25 consumer health marketers globally. Selected key customers include Pfizer, Johnson & Johnson, GlaxoSmithKline, Novartis, Roche, and Teva. We have many long-standing relationships with our customers, where we tend to follow a prescription molecule through all phases of its lifecycle, from the development and launch of the original brand prescription, to generics or over-the-counter switch. A prescription pharmaceutical product relationship with an innovator will often last many years, in several cases, nearly two decades or more, extending from pre-clinical development through the end of the product’s life cycle. We serve customers who require innovative product development, superior quality, advanced manufacturing, and skilled technical services to support their development and marketed product needs. Our broad and diverse range of technologies closely integrates with our customers’ molecules to yield final dose forms, and this generally results in the inclusion of Catalent in our customers’ prescription product regulatory filings. Both of these factors translate to long-duration supply relationships at an individual product level.

We believe our customers value us because our depth of development solutions and advanced delivery technologies, intellectual property, consistent and reliable supply, geographic reach, significant global scale, and substantial expertise enable us to create a broad range of business and product solutions that can be customized to fit their individual needs. Today, we employ approximately 1,600 scientists and technicians and hold approximately 1,100 patents and patent applications in advanced delivery, drug and biologics formulation, and manufacturing. The aim of our offerings is to allow our customers to bring more products to market faster and develop and market differentiated new products that improve patient outcomes. We believe our leading market position and diversity of customers, offerings, regulatory categories, products, and geographies reduce our exposure to potential strategic and product shifts within the industry.

We provide a number of proprietary, differentiated technologies, products, and service offerings to our customers across our advanced delivery technologies and development solutions platforms. The core technologies within our advanced delivery technologies platform include softgel capsules, our Zydis orally dissolving tablets, blow-fill-seal unit-dose liquids, and a range of other oral, injectable and respiratory technologies. The technologies and service offerings within our development solutions platform span the drug development process, ranging from our OptiForm Solutions Suite for bioavailability enhancement of early-stage molecules, and GPEx and SMARTag platforms for development of biologics and antibody-drug conjugates (ADCs), to formulation, analytical services, early-stage clinical development, and clinical trials supply, including our unique FastChain demand-led clinical supply solution. Our offerings serve a critical need in the development and manufacturing of difficult-to-formulate products across a number of product types.

We have advanced our technologies and grown our service offerings over more than 80 years through internal development, strategic alliances, in-licensing, and acquisitions. We initially introduced our softgel capsule technology in the 1930s and have continued to expand our range of new, technologically enhanced offerings. Since fiscal 2013, we have launched OptiShell, OptiMelt, Zydis Nano, Zydis Bio, and OptiPact. In fiscal 2016, we launched OptiForm Solutions Suite and our FastChain demand-led clinical supply solution. Also in 2016, our customers received regulatory approval for first-to-market products using our OptiShell technologies. We have also augmented our portfolio through six acquisitions since the beginning of fiscal 2015, including adding an ADC business through the completion of our acquisition of Redwood Bioscience in October 2014; and extending our particle engineering capabilities via our November 2014 acquisition of Micron Technologies. In fiscal 2017, we expanded our early development capabilities, including the addition of spray drying technology into our drug formulation and delivery technologies, through the acquisition of Pharmatek Laboratories, Inc. (now Catalent San Diego, Inc.) in September 2016, and we expanded our softgel development and manufacturing network via the February 2017 acquisition of Accucaps Industries Limited (now Catalent Ontario Limited). In fiscal 2018, we acquired Cook Pharmica LLC (now Catalent Indiana, LLC, “Catalent Indiana”) in order to enhance our biologics capabilities. In large part due to our acquisition of Catalent Indiana, revenue contributions from our biologics business have grown from approximately 10% in 2014 to approximately 26% in 2018. Recently, we announced an agreement to acquire Juniper Pharmaceuticals, Inc. to expand and strengthen our offerings in formulation development, bioavailability solutions, and clinical-scale oral dose manufacturing, and to complement our integrated global clinical and commercial supply network. See “—Recent developments” for more information. We believe our own internal innovation, supplemented by current and future external partnerships and acquisitions, will continue to strengthen and extend our leadership positions in the delivery and development of drugs, biologics, and consumer and animal health products.

In fiscal 2017, we generated net revenue of $2,075.4 million, earnings from continuing operations of $109.8 million, Adjusted EBITDA of $450.0 million, and Adjusted Net Income of $185.6 million. For the nine months ended March 31, 2018, we generated net revenue of $1,778.1 million, earnings from continuing operations of $0.9 million, Adjusted EBITDA of $369.2 million, and Adjusted Net Income of $143.0 million. For a reconciliation of Catalent’s Adjusted EBITDA and Adjusted Net Income to earnings from continuing operations, the most directly comparable financial measure under U.S. generally accepted accounting principles (“U.S. GAAP”), see “—Summary financial data.”

For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference in this prospectus supplement and the accompanying prospectus. For instructions on how to find copies of these documents, see “Where you can find more information.”

We are a Delaware corporation. Our principal executive offices are located at 14 Schoolhouse Road, Somerset, New Jersey 08873, and our telephone number is (732) 537-6200. We maintain a website at www.catalent.com. The information contained on or accessible through our website neither constitutes part of this prospectus supplement nor is incorporated by reference herein.

Recent developments

Acquisition of Juniper Pharmaceuticals

On July 2, 2018, we entered into an agreement and plan of merger (the “Merger Agreement”) to acquire Juniper Pharmaceuticals, Inc. (“Juniper”), including its Nottingham, U.K.-based Juniper Pharma Services division. When combined with our existing industry-leading drug development and manufacturing capabilities in the U.S. and Europe, the acquisition of Juniper will expand and strengthen our offerings in formulation development, bioavailability solutions, and clinical-scale oral dose manufacturing, and will complement our integrated global clinical and commercial supply network.

On July 17, 2018, pursuant to the Merger Agreement, and upon its terms and subject to its conditions, we commenced a cash tender offer (the “Juniper Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Juniper (“Juniper Stock”) at a price per share equal to $11.50, net to the seller in cash, without interest, subject to any required tax withholding. Our obligation to consummate the Juniper Offer is subject to the condition that we acquire a majority of the shares of Juniper Stock and other customary conditions. We currently expect the Juniper Offer to expire on August 13, 2018. After the completion of the Juniper Offer and the satisfaction or waiver of certain conditions, we intend to complete the transaction by acquiring the remainder of the shares of Juniper Stock at the same price through a merger with our newly formed, wholly owned subsidiary in accordance with Section 251(h) of the Delaware General Corporation Law (the “Juniper Merger”).

We estimate that we will need approximately $151 million to purchase shares of Juniper Stock tendered in the Juniper Offer, to consummate the Juniper Merger pursuant to the Merger Agreement, and to pay related fees and expenses, all of which we plan to pay using cash on hand. The Juniper Merger is subject to the successful consummation of the Juniper Offer, including our acquisition in the Juniper Offer of a majority of the shares of Juniper Stock, and other customary closing conditions. Neither the Juniper Offer nor the Juniper Merger is conditioned upon the closing of this offering. Likewise, the closing of this offering is not conditioned upon the consummation of either the Juniper Offer or the Juniper Merger, and there can be no assurance that we will consummate either the Juniper Offer or the Juniper Merger. The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to Catalent’s Current Report on Form 8-K filed on July 3, 2018.

Segment reporting

Beginning with our Annual Report on Form 10-K to be filed with the SEC for the fiscal year ended June 30, 2018, we will change our financial reporting structure from three segments to four segments to align external reporting requirements with recent management structural and internal performance reporting changes.

In fiscal 2018, we engaged in a business reorganization of our Drug Delivery Solutions segment to better align our internal business unit structure with our “Follow the Molecule” strategy and the increased focus on our biologics-related offerings. Under the revised business unit structure, the businesses comprising our Softgel Technologies and Clinical Supply Services reporting segments have not changed, but we created two business units out of the businesses comprising our Drug Delivery Solutions reporting segment:

•

Biologics and Specialty Drug Delivery, which encompasses biologic cell-line and drug substance manufacturing and development, blow-fill-seal unit-dose development and manufacturing, prefilled syringes, vials, and cartridges and other injectable formats (drug product manufacturing); analytical development and testing services for large molecules; and development and manufacturing for inhaled products for delivery via metered dose inhalers, dry powder inhalers, and intra-nasal sprays; and

•

Oral Drug Delivery, which encompasses comprehensive formulation, analytical development and commercial manufacturing capabilities using advanced processing technologies such as bioavailability enhancement, modified release, particle size engineering; and taste-masking for solid oral dose forms.

Each of the two new business units report through a separate management team. As a result of this change in business units, we will separate the two business units into two reporting segments with the corresponding names beginning with our Annual Report on Form 10-K to be filed with the SEC for the fiscal year ended June 30, 2018. This revised structure will have no impact on our consolidated results of operations.

Preliminary unaudited results for the quarter and year ended June 30, 2018

The financial information presented below reflects certain preliminary financial results based upon information available to us as of the date of this prospectus supplement, is not a comprehensive statement of our financial results for the three months or the fiscal year ended June 30, 2018, has not been audited or reviewed by our independent registered public accounting firm and should not be viewed as a substitute for full, audited financial statements prepared in accordance with U.S. GAAP. Our actual reported results may differ materially from this preliminary financial information. During the course of the preparation of our audited consolidated financial statements and related notes, additional adjustments to the preliminary financial information presented below may be identified. Any such adjustment or other development arising between now and the time that we finalize our financial results may be material. Accordingly, you should not place undue reliance on this preliminary financial information.

The following table sets forth ranges for our estimated net revenue, earnings before income tax, EBITDA, other adjustments, Adjusted EBITDA and Adjusted Net Income per share for the three months ended June 30, 2018 and the fiscal year ended June 30, 2018. EBITDA, Adjusted EBITDA and Adjusted Net Income are not defined under U.S. GAAP, are not measures of operating income, operating performance, or liquidity presented in accordance with U.S. GAAP and are subject to important limitations. For definitions of EBITDA, Adjusted EBITDA and Adjusted Net Income, see “Summary financial data.” Certain columns that appear to be added in the table may not sum to the amounts indicated because the sums are derived independently from data not included in the table rather than the summing process indicated.

The closest comparable U.S. GAAP financial measure to our measures of EBITDA and Adjusted EBITDA is earnings from continuing operations, and the closest comparable U.S. GAAP financial measure to our measure of Adjusted Net Income is net earnings. We cannot currently estimate earnings from continuing operations and net earnings for the three months or the fiscal year ended June 30, 2018, primarily due to the complexity of the calculation of, and the fact that we have not yet completed our determination of, U.S. GAAP income tax expense/(benefit). Therefore, the following table reconciles our estimated and actual earnings before income tax to EBITDA, Adjusted EBITDA and Adjusted Net Income per share for the periods presented in this table.

	Three months ended		Fiscal year ended
	2018	2017	2018	2017
	(estimated)	(actual)	(estimated)	(actual)
(in millions, except per share data)
Estimated net revenue	$683 - $686	$617	$2,461 - $2,464	$2,075
Estimated earnings before income tax	87 - 89	69	150 - 152	136
Estimated interest expense, net	31	23	112	90
Estimated depreciation and amortization	53	37	191	146
Estimated EBITDA	171 - 173	131	453 - 455	372
Estimated other adjustments	8	28	96	78

Estimated Adjusted EBITDA	$179 - 181	$159	$549 - 551	$450

Estimated depreciation expense	35	27	127	102
Estimated interest expense, net	30	23	111	90

Estimated pre-tax Adjusted Net Income (ANI)	114 - 116	109	311 - 313	258
Estimated ANI tax rate	25.5% - 27%	24%	25.5% - 27%	28%
Estimated ANI tax expense	30 - 31	26	80 - 84	72

Estimated Adjusted Net Income	$83 - 86	$83	$227 - 233	$186

Weighted average diluted share count(1)	135	127	133	127

Estimated ANI per share—diluted	$0.62 - $0.64	$0.65	$1.71 - $1.75	$1.46

(1)	Does not include the shares offered hereby.

The following table sets forth ranges for our estimated segment revenue and estimated Segment EBITDA for the three months ended June 30, 2018 and the fiscal year ended June 30, 2018. Certain columns that appear to be added in the table may not sum to the amounts indicated because the sums are derived independently from data not included in the table rather than the summing process indicated.

	Three months ended		Fiscal year ended
	2018	2017	2018	2017
	(estimated)	(actual)	(estimated)	(actual)
(in millions)

Softgel Technologies
Estimated net revenue	$240 - 241	$257	$917 - 918	$855
Estimated Segment EBITDA	58 - 59	65	195 - 196	191

Drug Delivery Solutions
Estimated net revenue	348 - 349	270	1,172 - 1,173	910
Estimated Segment EBITDA	110 - 111	91	319 - 320	242

Clinical Supply Services
Estimated net revenue	106 - 111	99	429 - 430	349
Estimated Segment EBITDA	21 - 22	17	76 - 77	55
Estimated intersegment revenue elimination	(11 - 12)	(10)	(57 - 58)	(39)
Estimated unallocated costs	(18 - 19)	(43)	(137 - 138)	(116)
Estimated combined total
Estimated net revenue	$683 - $686	$617	$2,461 - 2,464	$2,075

Estimated EBITDA	$171 - $173	$130	$453 - $455	$372

Discussion of estimated fourth quarter 2018 net revenue, Adjusted EBITDA, and Adjusted Net Income

We currently estimate that net revenue will be in the range of approximately $683 to $686 million for the three months ended June 30, 2018, which would represent an increase in the range of approximately $66 to $69 million, or approximately 11%, from the $617 million of net revenue we recorded for the three months ended June 30, 2017. The estimated growth in net revenue is primarily driven by contributions from our acquisition of Catalent Indiana in October 2017, which is included within our Drug Delivery Solutions segment. Excluding the impacts of acquisitions and foreign exchange fluctuations, we estimate net revenue in the current period will range from comparable to the prior-year period to a 1% decrease, primarily driven by a contractual settlement in the prior-year period within our Drug Delivery Solutions segment and a reduction in product participation revenue, partially offset by increased volume from our biologics offerings and increased end-market demand for products within our blow-fill-seal technology platform within our Drug Delivery Solutions segment.

We currently estimate that Adjusted EBITDA will be in the range of approximately $179 to $181 million for the three months ended June 30, 2018, which would represent an increase in the range of approximately $20 to $22 million, or approximately 13% to 14%, from the $159 million of Adjusted EBITDA we recorded for the three months ended June 30, 2017. The increase is primarily due to the contribution from our acquisition of Catalent Indiana in October 2017, which is included within our Drug Delivery Solutions segment. Excluding the impacts of acquisitions and foreign exchange fluctuations, we estimate an increase in Adjusted EBITDA of approximately 6% to 8%, primarily driven by increased volume from our biologics offerings and increased end-market demand for products within our blow-fill-seal technology platform within our Drug Delivery Solutions segment, partially offset by the timing of a contractual settlement in the prior-year period within our Drug Delivery Solutions segment and a reduction in product participation revenue.

The estimated other adjustments of $8 million for the three months ended June 30, 2018 are primarily driven by acquisition- and integration-related costs and U.S. GAAP restructuring expenses, offset with unrealized foreign currency gains in the quarter.

We currently estimate that Adjusted Net Income will be in the range of approximately $83 to $86 million for the three months ended June 30, 2018, which is consistent with the $83 million we recorded in the three months ended June 30, 2017. Current period depreciation expense, interest expense and diluted share count are higher than the previous quarter due to the acquisition of Catalent Indiana in October 2017 and its related financings.

In the table above, “Estimated ANI tax rate” refers to both (i) the impact of the tax effect of adjustments to Adjusted Net Income, which is computed by applying the statutory tax rate in the jurisdictions where net revenue occurs to the income or expense items that are adjusted in the period presented, and (ii) discrete period income tax expense/(benefit) items, which are unusual or infrequently occurring items, primarily including changes in judgment related to the realizability of deferred tax assets in future years, changes in measurement of a prior-year tax position, the deferred tax impact of changes in tax law.

Discussion of estimated fiscal 2018 net revenue, Adjusted EBITDA, and Adjusted Net Income

We currently estimate that net revenue will be in the range of approximately $2,461 to $2,464 million for the fiscal year ended June 30, 2018, which would represent an increase in the range of approximately $386 to $389 million, or approximately 19%, from the $2,075 million of net revenue we recorded for the fiscal year ended June 30, 2017. The estimated growth in net revenue is primarily driven by contributions from recent acquisitions. We acquired Catalent Indiana in October 2017, which is included within our Drug Delivery Solutions segment, Accucaps in February 2017, which is included within our Softgel Technologies segment, and Pharmatek in September 2016, which is included within our Drug Delivery Solutions segment. Excluding the impact of acquisitions and foreign exchange, we estimate an increase in net revenue of approximately 4% to 5%, primarily driven by increased volume in our storage and distribution business and lower-margin comparator sourcing within our Clinical Supply Services segment and favorable end-market demand for products within our Drug Delivery Solutions segment, partially offset by a reduction in product participation revenue. This estimated increase is consistent with our target long-term growth rate range for organic revenue growth of 4% to 6%. This target is forward-looking, and subject to significant risks, uncertainties and contingencies, many of which are beyond our control, and for a discussion of some of these risks, uncertainties and contingencies, see “Forward-looking statements” herein.

We currently estimate that Adjusted EBITDA will be in the range of approximately $549 to $551 million for the fiscal year ended June 30, 2018, which would represent an increase in the range of approximately $99 to $101 million, or approximately 22%, from the $450 million of Adjusted EBITDA we recorded for the fiscal year ended June 30, 2017. This increase is primarily due to the contribution from the acquisitions of Catalent Indiana, Accucaps and Pharmatek discussed above. Excluding the impact of acquisitions, we estimate an increase in Adjusted EBITDA of approximately 3% to 4%, primarily driven by increased volume within our Clinical Supply Services segment as discussed above and favorable end-market demand for products within our biologics business within our Drug Delivery Solutions segment, partially offset by a reduction in product participation revenue and decreased EBITDA due to a prior-year contractual settlement within our Drug Delivery Solutions segment. This estimated increase, after accounting for foreign exchange fluctuations, is consistent with our target long-term growth rate range for organic Adjusted EBITDA growth of 6% to 8%. This target is forward-looking, and subject to significant risks, uncertainties and contingencies, many of which are beyond our control, and for a discussion of some of these risks, uncertainties and contingencies, see “Forward-looking statements” herein.

The estimated other adjustments of $96 million for the fiscal year ended June 30, 2018 are primarily driven by acquisition- and integration-related costs, non-cash equity compensation, financing expenses related to the Catalent Indiana acquisition, U.S. GAAP restructuring, and impairments, partially offset by foreign exchange gains.

We currently estimate that Adjusted Net Income will be in the range of approximately $227 to $233 million for the fiscal year ended June 30, 2018, which would represent an increase in the range of approximately $41 to $47 million, or 23% to 25%, from the $186 million of Adjusted Net Income we recorded for the fiscal year ended June 30, 2017. This increase is primarily driven by the factors affecting estimated Adjusted EBITDA described above, offset with increased current-year depreciation expense, interest expense, and diluted share count related to the acquisition of Catalent Indiana in October 2017 and its related financings, the Accucaps acquisition in February 2017, and the Pharmatek acquisition in September 2016.

The offering

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of capital stock.”

Common stock offered by us	9,940,358 shares.

Offering price	$40.24 per share.

Common stock outstanding after this offering	143,380,960 shares (or 144,872,013 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriter’s option	We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 1,491,053 shares at the public offering price, less the underwriting discount.

Use of proceeds	We estimate the net proceeds to us from the offering to be approximately $387.0 million (or approximately $445.2 million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriting discount and estimated offering expenses.

We intend to use the net proceeds from this offering (including the net proceeds available from any exercise of the underwriters’ option to purchase additional shares) to repay a corresponding portion of the outstanding borrowings under our USD Term Loans, as described under “Use of proceeds.”

Dividend policy	We have no current plan to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Risk factors	See “Risk factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	Our common stock is listed on the NYSE under the symbol “CTLT.”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of July 20, 2018 and excludes:

•

2,366,632 stock options (with a weighted average exercise price of $23.57 per share), 975,464 restricted stock units, and 701,008 performance share units (restricted stock units that have performance-related vesting requirements) outstanding under our 2007 Stock Incentive Plan and our 2014 Omnibus Incentive Plan; and

•

2,223,486 shares of common stock reserved for issuance under our 2014 Omnibus Incentive Plan (a portion of which was allocated in connection with the fiscal 2019 grants made under our Long-Term Incentive Plan and approved by the Compensation and Leadership Committee of our board of directors at its meeting on July 23, 2018 and having a value of approximately $28.0 million).

Summary financial data

We derived the summary statement of operations data and the summary statement of cash flows data for the fiscal years ended June 30, 2017, 2016, and 2015 and the summary balance sheet data as of June 30, 2017 and 2016 in the summary table below from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary balance sheet data as of June 30, 2015 is derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement. We derived the summary statement of operations data and the summary statement of cash flows data for the nine months ended March 31, 2018 and 2017 and the summary balance sheet data as of March 31, 2018 in the summary table below from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The summary balance sheet data as of March 31, 2017 is derived from our unaudited consolidated financial statements not included or incorporated by reference in this prospectus supplement. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Our historical results are not necessarily indicative of the results expected for any future period. You should read the summary financial data below, together with our audited and unaudited consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of our 2017 Form 10-K and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 incorporated by reference herein.

	Nine months ended March 31,		Fiscal year ended June 30,
	2018	2017	2017	2016	2015
	(unaudited)
(dollars in millions, except per share data)

Statement of Operations Data:
Net revenue	$1,778.1	$1,458.5	$2,075.4	$1,848.1	$1,830.8
Cost of sales	1,258.9	1,019.1	1,420.8	1,260.5	1,215.5

Gross margin	519.2	439.4	654.6	587.6	615.3
Selling, general and administrative expenses	338.3	295.3	402.6	358.1	337.3
Impairment charges and loss on sale of assets	4.4	2.3	9.8	2.7	4.7
Restructuring and other	2.7	4.5	8.0	9.0	13.4

Operating earnings	173.8	137.3	234.2	217.8	259.9
Interest expense, net	81.4	67.5	90.1	88.5	105.0
Other (income)/expense, net	29.8	3.4	8.5	(15.6)	42.4

Earnings from continuing operations before income taxes	62.6	66.4	135.6	144.9	112.5
Income tax expense/(benefit)	61.7	18.4	25.8	33.7	(97.7)

Earnings from continuing operations	0.9	48.0	109.8	111.2	210.2
Earnings from discontinued operations, net of tax	—	—	—	—	0.1

	Nine months ended March 31,		Fiscal year ended June 30,
	2018	2017	2017	2016	2015
	(unaudited)
(dollars in millions, except per share data)
Net earnings	0.9	48.0	109.8	111.2	210.3
Less: Net (loss) attributable to noncontrolling interest, net of tax	—	—	—	(0.3)	(1.9)

Net earnings attributable to Catalent	$0.9	$48.0	$109.8	$111.5	$212.2

Basic earnings per share attributable to Catalent common shareholders:
Earnings from continuing operations	$0.01	$0.38	$0.88	$0.89	$1.77
Net earnings	0.01	0.38	0.88	0.89	1.77

Diluted earnings per share attributable to Catalent common shareholders:
Earnings from continuing operations	0.01	0.38	0.87	0.89	1.75
Net earnings	0.01	0.38	0.87	0.89	1.75

Balance Sheet Data (at period end):
Cash and cash equivalents	$391.5	$241.2	$288.3	$131.6	$151.3
Goodwill	1,438.6	1,030.6	1,044.1	996.5	1,061.5
Total assets	4,554.1	3,285.2	3,454.3	3,091.1	3,138.3
Long term debt, including current portion and other short term borrowing(1)	2,777.1	2,049.0	2,079.7	1,860.5	1,880.8
Total liabilities(1)	3,485.7	2,642.5	2,730.8	2,455.2	2,498.5
Total shareholders’ equity	1,068.4	642.7	723.5	635.9	634.0

Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$271.2	$199.3	$299.5	$155.3	$171.7
Investing activities	(860.5)	(257.0)	(309.0)	(137.7)	(271.8)
Financing activities	674.6	168.5	161.3	(30.8)	196.5

Operational and Other Data:
Capital expenditures	$117.7	$87.8	$139.8	$139.6	$141.0
EBITDA from continuing operations(2)	281.5	241.7	372.2	374.3	360.2
Adjusted EBITDA(2)	369.2	290.9	450.0	401.2	443.1
Adjusted Net Income(3)	143.0	103.0	185.6	153.2	167.9

(1)	In connection with our adoption of Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, as of January 1, 2016, prior year debt balances have been retrospectively adjusted to include a direct deduction of unamortized debt issuance costs, resulting in a reclassification of $7.1 million as of June 30, 2015 to long-term debt, including current portion and other short-term borrowing for the period. Prior to the adoption of ASU 2015-03, the unamortized debt issuance costs were included in other assets on our consolidated balance sheets. The unamortized debt issuance costs associated with our revolving credit facility continues to be included within our assets.

(2)	Management measures operating performance based on consolidated earnings from continuing operations before interest expense, expense/(benefit) for income taxes, and depreciation and amortization, which is further adjusted for the income or loss attributable to noncontrolling interests (“EBITDA from continuing operations”). EBITDA from continuing operations is not defined under U.S. GAAP, is not a measure of operating income, operating performance, or liquidity presented in accordance with U.S. GAAP and is subject to important limitations.

We believe that the presentation of EBITDA from continuing operations enhances an investor’s understanding of our financial performance. We believe this measure is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business and use this measure for business planning purposes. In addition, given the significant investments that we have made in the past in property, plant, and equipment, depreciation and amortization expenses represent a meaningful portion of our cost structure. We believe that disclosing EBITDA from continuing operations provides investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt, and to undertake capital expenditures because it eliminates depreciation and amortization expense. We present EBITDA from continuing operations in order to provide supplemental information that we consider relevant for the readers of the consolidated financial statements, and such information is not meant to replace or supersede U.S. GAAP measures.

Moreover, under the credit agreement governing our senior secured credit facilities and the indentures governing our 4.75% Senior Notes due 2023 (the “Euro Notes”) and our 4.875% Senior Notes due 2026 (the “USD Notes” and, together with the Euro Notes, the “notes”), our ability to engage in certain activities, such as incurring certain additional indebtedness, making certain investments, and paying certain dividends, is tied to ratios based on Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing our senior secured credit facilities and “EBITDA” in the indentures governing our notes). Adjusted EBITDA is not defined under U.S. GAAP and is subject to important limitations. We have included the calculations of Adjusted EBITDA for the periods presented.

Because not all companies use identical calculations, our presentation of EBITDA from continuing operations and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA from continuing operations and Adjusted EBITDA have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA from continuing operations and Adjusted EBITDA:

•	exclude certain tax obligations that may represent a reduction in cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements, necessary to service our debt interest and principal payments.

In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring, and other items that are included in EBITDA from continuing operations and consolidated net income, as required by various covenants in the credit agreement governing our senior secured credit facilities and the indentures governing our notes. Adjusted EBITDA, among other things:

•	does not include non-cash stock-based employee compensation expense and certain other non-cash charges;

•	does not include cash and non-cash restructuring, severance, and relocation costs incurred to realize future cost savings and enhance our operations;

•	adds back noncontrolling interest expense, which represents the minority investors’ ownership of certain of our consolidated subsidiaries and is therefore not available to us; and

•	includes estimated cost savings that have not yet been fully reflected in our results.

In applying Adjusted EBITDA to determine our ability to engage in the activities described above under the credit agreement governing our senior secured credit facilities and the indentures governing our notes, we are permitted to make further pro forma adjustments in accordance with such agreements.

A reconciliation of earnings from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA from continuing operations and Adjusted EBITDA is as follows:

	Nine months ended March 31,		Fiscal year ended June 30,
	2018	2017	2017	2016	2015
	(unaudited)
(dollars in millions)
Earnings from continuing operations	$0.9	$48.0	$109.8	$111.2	$210.2
Interest expense, net	81.4	67.5	90.1	88.5	105.0
Income tax expense/(benefit)	61.7	18.4	25.8	33.7	(97.7)
Depreciation and amortization	137.5	107.8	146.5	140.6	140.8
Noncontrolling interest	—	—	—	0.3	1.9

EBITDA from continuing operations	281.5	241.7	372.2	374.3	360.2
Equity compensation	21.1	16.4	20.9	10.8	9.0
Impairment charges and loss on sale of assets	4.4	2.3	9.8	2.7	4.7
Financing related expenses and other	11.8	4.3	4.3	—	21.8
U.S. GAAP restructuring and other	2.7	4.5	8.0	9.0	13.4
Acquisition, integration and other special items	31.9	17.1	25.6	18.2	13.8
Foreign exchange loss/(gain) (included in other, net)(a)	15.5	5.5	9.6	(10.5)	(2.7)
Other adjustments(b)	0.3	(0.9)	(0.4)	(3.3)	22.9

Adjusted EBITDA(c)	$369.2	$290.9	$450.0	$401.2	$443.1

(a)	Represents unrealized foreign currency exchange rate (gains)/losses primarily driven by inter-company loans denominated in a currency different from the functional currency of either the borrower or the lender. The foreign exchange adjustment is also adversely affected by the exclusion of realized foreign currency exchange rate (gains)/losses from the non-cash and cash settlement of inter-company loans. Inter-company loans are between our entities and do not reflect the ongoing results of our consolidated operations.

(b)	Other adjustments for fiscal 2015 include $29.8 million for a sponsor advisory agreement termination fee paid in connection with the initial public offering of our common stock.

(c)

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis in addition to reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. In this prospectus supplement, we calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with U.S. GAAP. Unless specifically indicated, our results presented in this prospectus supplement, including EBITDA from continuing operations, Adjusted EBITDA, and Adjusted Net Income are provided taking the impact of foreign exchange into account and not on a constant currency basis.

On a constant currency basis, Adjusted EBITDA for the nine months ended March 31, 2018 was $362.7 million, after adjusting for a favorable impact of $6.5 million from currency exchange rates. On a constant currency basis, Adjusted EBITDA for fiscal 2017 was $468.9 million, after adjusting for an unfavorable impact of $18.9 million from currency exchange rates.

(3)	Management also measures operating performance based on Adjusted Net Income. Adjusted Net Income is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP and is subject to important limitations. We believe that the presentation of Adjusted Net Income enhances an investor’s understanding of our financial performance. We believe this measure is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business and we use this measure for business planning purposes. We define Adjusted Net Income as net earnings adjusted for (a) earnings or loss of discontinued operations, net of tax, (b) amortization attributable to purchase accounting, and (c) income or loss from non-controlling interest in our majority-owned operations. We also make adjustments for other cash and non-cash items included in the table below, partially offset by our estimate of the tax effects as a result of such cash and non-cash items. We believe that Adjusted Net Income will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations available to our stockholders. Our definition of Adjusted Net Income may not be the same as similarly titled measures used by other companies.

A reconciliation of earnings from continuing operations, the most directly comparable U.S. GAAP measure, to Adjusted Net Income is as follows:

	Nine months ended March 31,		Fiscal year ended June 30,
	2018	2017	2017	2016	2015
	(unaudited)
(dollars in millions)
Earnings from continuing operations	$0.9	$48.0	$109.8	$111.2	$210.2
Amortization(a)	45.1	33.1	44.3	46.4	46.5
Noncontrolling interest, net of tax	—	—	—	0.3	1.9
Equity compensation	21.1	16.4	20.9	10.8	9.0
Impairment charges and (gain)/loss on sale of assets	4.4	2.3	9.8	2.7	4.7
Financing related expenses	11.8	4.3	4.3	0.0	21.8
U.S. GAAP restructuring and other	2.7	4.5	8.0	9.0	13.4
Acquisition, integration and other special items	31.9	17.1	25.6	18.2	13.8
Foreign exchange loss/(gain) (included in other, net)	15.5	5.5	9.6	(10.5)	(2.7)
Other adjustments	0.3	(0.9)	(0.4)	(3.3)	22.9
Estimated tax effect of adjustments(b)	(36.8)	(23.7)	(35.9)	(22.7)	(42.7)
Discrete income tax expense/ (benefit) items(c)	(5.5)	(3.6)	(10.4)	(8.9)	(130.9)
Tax law changes provision(d)	51.6	—	—	—	—

Adjusted Net Income	$143.0	$103.0	$185.6	$153.2	$167.9

(a)	Represents the amortization attributable to purchase accounting for previously completed business combinations.

(b)	The tax effect of adjustments to Adjusted Net Income is computed by applying the statutory tax rate in the jurisdictions to the income or expense items which are adjusted in the period presented; if a valuation allowance exists, the rate applied is zero.

(c)	Discrete period income tax expense/(benefit) items are unusual or infrequently occurring items primarily including: changes in judgment related to the realizability of deferred tax assets in future years, changes in measurement of a prior year tax position, deferred tax impact of changes in tax law, and purchase accounting.

(d)	During the nine months ended March 31, 2018, we recorded a net tax charge of $51.6 million as a provisional estimate of the net accounting impact of the recently enacted U.S. tax law changes. We will continue to evaluate the full impact of the 2017 income tax legislation and record any potential adjustment during the permitted one-year measurement period.

Risk factors

Investing in our common stock involves risks. You should carefully consider the risks and uncertainties described below as well as those contained in our SEC Reports, including our consolidated financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment.

Risks related to acquisitions

We engage from time to time in acquisitions and other transactions that may complement or expand our business, such as the Juniper Offer and the Juniper Merger. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

Our future success may depend in part on opportunities to buy or otherwise acquire rights to other businesses or technologies, such as the Juniper Offer and the Juniper Merger, or enter into joint ventures or otherwise enter into strategic arrangements with business partners that could complement, enhance, or expand our current business or offerings and services or that might otherwise offer us growth opportunities. We may face competition from other companies in pursuing acquisitions and similar transactions in the pharmaceutical and biotechnology industry. Our ability to complete transactions may also be limited by applicable antitrust and trade regulation laws and regulations in the U.S. and foreign jurisdictions in which we or the operations or assets we seek to acquire carry on business. To the extent that we are successful in making acquisitions, we may expend substantial amounts of cash, incur debt, or assume loss-making divisions as consideration. We may not be able to complete a desired transaction for reasons including, but not limited to, a failure to secure financing or to satisfy any condition precedent. Neither the Juniper Offer nor the Juniper Merger is conditioned upon the closing of this offering. Likewise, the closing of this offering is not conditioned upon the consummation of either the Juniper Offer or the Juniper Merger, and there can be no assurance that we will consummate either the Juniper Offer or the Juniper Merger. See “Summary — Recent developments — Acquisition of Juniper Pharmaceuticals” for more information about the Juniper Offer and the Juniper Merger.

Any acquisition that we are able to identify and complete may involve a number of risks, including, but not limited to, the diversion of management’s attention to integrate the acquired business, assets or joint ventures, the possible adverse effects on our operating results during the integration process, the potential loss of customers or employees in connection with the acquisition, delays or reduction in realizing expected synergies, the inaccurate assessment of potential liabilities, unexpected liabilities, and our potential inability to achieve our intended objectives for the transaction. For example, in January 2017, Juniper received a subpoena from the SEC requesting information concerning prior year restatements included in Juniper’s periodic reports filed with the SEC correcting certain timing errors regarding how it recognized revenue from a certain supply contract and related issues. Juniper responded to the subpoena and is cooperating with the SEC’s inquiry. Although we understand that the inquiry is ongoing, we do not believe the outcome of the investigation will be material to us; nonetheless, we can provide no assurance regarding the outcome of the SEC investigation or the advent of any other investigation or inquiry in connection with any potential acquisition. In addition, we may be unable to maintain uniform standards, controls, procedures, and policies, and this may lead to operational inefficiencies.

Risks related to this offering and ownership of our common stock

Our stock price may change significantly, you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock has been, and continues to be, volatile. Since shares of our common stock were offered for sale in our initial public offering on July 31, 2014 through July 20, 2018, our common stock price ranged from a low of $18.92 to a high of $47.87. The trading price of our common stock may be adversely affected due to a number of factors such as those listed in “Risk Factors—Risks Related to Our Business and Industry” included in our 2017 Form 10-K and incorporated herein by reference, those listed in “Risk Factors” included in our 2018 10-Qs, those listed under the heading “—Risks related to acquisitions” above, and the following:

•	results of operations that vary from the expectations of securities analysts or investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts or investors;

•	declines in the market prices of stocks generally, or those of pharmaceutical or other healthcare companies;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions or regulatory actions taken with respect to our business or the business of any of our competitors or customers;

•	future sales of our common stock or other securities;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public response to press releases or other public announcements by us or third parties, including our filings with or documents furnished to the SEC;

•	developments in regulatory matters or in litigation;

•	guidance, if any, that we provide to the public, any change in this guidance, or any failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles or our application of these principles to our business; and

•	other events or factors, including those resulting from natural disasters, hostilities, acts of terrorism, geopolitical activity, or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float or trading volume of our common stock is low, and the amount of public float on any given day can vary depending on whether our stockholders choose to hold for the long term.

Following periods of market volatility, stockholders have been known to institute securities class action litigation in order to recover their resulting losses. If we become involved in securities litigation, it could have a substantial cost and divert resources and the attention of senior management from our business regardless of the outcome of such litigation.

Because we have no plan to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on your investment in your stock unless you sell it for a net price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plan to pay any cash dividend for the foreseeable future. Our board of directors has also authorized a stock buyback program that we may use from time to time to purchase our common stock. Any future decision to pay a dividend, and the amount and timing of any future dividend on shares of our common stock, will be at the sole discretion of our board of directors. Our board of directors may take into account, when deciding whether or how to pay a dividend, numerous factors, including general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, possible future alternative deployments of our cash, our future capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in the agreements governing our outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it, taking into account any applicable commission or other costs of acquisition or sale.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our stock or our industry, change their views regarding the stock of any of our competitors, or other healthcare sector companies, or publish inaccurate or unfavorable research about our business, the market price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, of common stock by us in the public market following this offering could cause the market price for our common stock to decline.

The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In addition, 1,067,036 shares of common stock may become eligible for sale upon exercise of vested options. A total of 6,700,000 shares of common stock were reserved for issuance under the 2014 Omnibus Incentive Plan, of which 2,223,486 shares of common stock remain available for future issuance at July 20, 2018. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

In connection with this offering, we, our executive officers, and directors will sign lock-up agreements with the underwriters of this offering that, subject to certain customary exceptions, restrict the sale of shares of our common stock for 45 days following the date of this prospectus supplement. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion, release all or any portion of the shares of common stock subject to such lock-up agreements.

The market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our common stock or other equity securities that we wish to issue. In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of then-outstanding shares of our common stock, subject to limitations on issuance of new shares without stockholder approval imposed by the NYSE or to restrictions set forth in the agreements governing our indebtedness. Any issuance of additional securities in connection with investments, acquisitions or otherwise may result in dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our current certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that may otherwise be in the best interests of our stockholders, including transactions that might otherwise result in the payment of a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•

advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings (though our board of directors has implemented shareholder proxy access);

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause; and

•

any amendment of certain provisions of our certificate of incorporation only by the affirmative vote of at least 66-2/3% of the shares of common stock entitled to vote generally in the election of directors.

Our board of directors has recommended, subject to shareholder approval at our 2018 annual meeting of shareholders, to be held in the second fiscal quarter of 2019, that the classification of the board of directors be eliminated over a three-year period, and that all directors elected without staggered three-year terms be subject to removal without cause. Provisions such as those just described, to the extent that they remain in effect, could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Forward-looking statements

This prospectus supplement contains or incorporates by reference forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual timing, outcomes or results to differ materially from those indicated in these statements.

Some of the factors that may cause actual results, developments, and business decisions to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those described under the sections entitled “Risk factors” in this prospectus supplement and the accompanying prospectus, our SEC Reports, and the following:

•	we participate in a highly competitive market, and increased competition may adversely affect our business;

•

the demand for our offerings depends in part on our customers’ research and development and the clinical and market success of their products. Our business, financial condition, and results of operations may be harmed if our customers spend less on, or are less successful in, these activities;

•	we are subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity, and cash flows;

•	failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition or result in claims from customers;

•	failure to provide quality offerings to our customers could have an adverse effect on our business and subject us to regulatory actions or costly litigation;

•	the services and offerings we provide are highly exacting and complex, and, if we encounter problems providing the services or support required, our business could suffer;

•

our global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards, that could affect the profitability of our operations or require costly changes to our procedures;

•

the referendum in the United Kingdom (the “U.K.”) and resulting decision of the U.K. government to consider exiting from the European Union could have future adverse effects on our revenue and costs, and therefore our profitability;

•

if we do not enhance our existing or introduce new technology or service offerings in a timely manner, our offerings may become obsolete over time, customers may not buy our offerings, and our revenue and profitability may decline;

•	we and our customers depend on patents, copyrights, trademarks, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate;

•

our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;

•

changes in market access or healthcare reimbursement for our customers’ products in the United States or internationally, including possible changes to the Affordable Care Act in the United States, could adversely affect our results of operations and financial condition by affecting demand for our offerings;

•

as a global enterprise, fluctuations in the exchange rate of the U.S. dollar, our functional currency, against foreign currencies could have a material adverse effect on our financial performance and results of operations;

•	the impact to our business of U.S. tax legislation enacted in December 2017 could differ materially from our current estimates;

•	tax legislative or regulatory initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition;

•	our ability to use our net operating loss carryforwards and certain other tax attributes may be limited;

•	changes to the estimated future profitability of the business may require that we establish an additional valuation allowance against all or some portion of our net U.S. deferred tax assets;

•	we depend on key personnel;

•

we use advanced information and communication systems to run our operations, compile and analyze financial and operational data, and communicate among our employees, customers, and counter-parties, and the risks generally associated with information and communications systems could adversely affect our results of operations. We are continuously working to install new, and upgrade existing, systems and provide employee awareness training around phishing, malware, and other cyber security risks to enhance the protections available to us, but such protections may be inadequate to address malicious attacks or inadvertent compromises of data security;

•

we engage, from time to time, in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks, including risks relating to our ability to successfully and efficiently integrate acquisitions or execute on dispositions and realize anticipated benefits therefrom. The failure to execute or realize the full benefits from any such transaction could have a negative effect on our operations;

•	our offerings or our customers’ products may infringe on the intellectual property rights of third parties;

•	we are subject to environmental, health, and safety laws and regulations, which could increase our costs and restrict our operations in the future;

•	we are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future;

•

certain of our pension plans are underfunded, and additional cash contributions we may make to increase the funding level will reduce the cash available for our business, such as the payment of our interest expense;

•

our substantial leverage, and the restrictions contained in our debt agreements, could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest-rate risk to the extent of our variable-rate debt, and prevent us from meeting our obligations under our indebtedness;

•

despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional debt, which could further exacerbate the risks associated with our substantial indebtedness; and

•

we may use derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable-rate indebtedness and any such instruments may expose us to risks related to counterparty credit worthiness or non-performance of these instruments.

We caution you that the risks, uncertainties, and other factors referenced above may not contain all of the risks, uncertainties, and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits, or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors’ likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct, or (iv) our strategy, which is based in part on this analysis, will be successful. The factors above should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus. All forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus apply only as of the date of this prospectus supplement, the accompanying prospectus, or as of the date they were made and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Use of proceeds

We estimate the net proceeds to us from the offering to be approximately $387.0 million (or approximately $445.2 million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriting discount and estimated offering expenses.

We intend to use the net proceeds from this offering (including the net proceeds available from any exercise of the underwriters’ option to purchase additional shares) to repay a corresponding portion of the outstanding borrowings under our USD Term Loans. Pending their use, the net proceeds may be invested temporarily in short-term marketable securities or used to reduce outstanding short-term borrowings.

The USD Term Loans mature in May 2024. As of March 31, 2018, the interest rate for the USD Term Loans was 4.13% per annum.

Certain of the underwriters and their respective affiliates are agents and/or lenders to us and our subsidiaries under our senior secured credit facilities. As a result, certain of the underwriters and their respective affiliates may receive a portion of the net proceeds of this offering, which we are using to repay borrowings under our USD Term Loans. See “Underwriting.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2018 on:

•	an actual basis; and

•

an as adjusted basis, after giving effect to this offering, the payment of the underwriting discount and estimated expenses and the application of the proceeds from the offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements in our SEC Reports incorporated by reference herein, as well as “Summary—Recent developments,” “Summary—Historical financial data,” and “Use of proceeds,” each appearing elsewhere in this prospectus supplement.

	As of March 31, 2018
	Actual	As adjusted
	(unaudited)
(dollars in millions, except per share data)
Cash and cash equivalents(1)	$391.5	$240.5

Debt (including current portion):
Senior secured credit facilities:
Term loans, net(2)	1,614.3	1,227.3
Revolving credit facility(3)	—	—
Euro Notes, net(4)	466.2	466.2
USD Notes, net	443.6	443.6
Deferred purchase consideration(5)	187.4	187.4
Capital leases	63.6	63.6
Other obligations(6)	2.0	2.0

Total debt	2,777.1	2,390.1

Stockholders’ equity:
Common stock $0.01 par value; 1.0 billion shares authorized, actual and as adjusted; 133,369,281 shares issued and outstanding, actual; 143,309,639 shares issued and outstanding, as adjusted	1.3	1.4
Preferred stock $0.01 par value; 100 million authorized, actual and adjusted; 0 issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	2,277.5	2,664.4
Accumulated deficit	(954.8)	(954.8)
Accumulated other comprehensive loss	(255.6)	(255.6)

Total shareholders’ equity	1,068.4	1,455.4

Total capitalization	$3,845.5	$3,845.5

(1)	On an as adjusted basis, this amount reflects the estimated use of cash on hand to purchase shares of Juniper Stock pursuant to the Juniper Offer and the Merger Agreement, to consummate the Juniper Merger pursuant to the Merger Agreement, and to pay related fees and expenses. Amounts related to fees and expenses are estimated. Actual amounts may vary from the estimated amounts.

(2)	The term loans under our senior secured credit facilities consist of (a) $1,231.7 million of U.S. dollar-denominated term loans, on an actual basis, and $844.7 million, on an as adjusted basis and (b) $382.6 million (U.S. dollar equivalent) of euro-denominated term loans, all of which mature in May 2024.

(3)	The revolving credit facility under our senior secured credit facilities provides for availability of $200.0 million and matures in May 2022 or earlier under certain circumstances. As of March 31, 2018, we had no borrowings under this facility and $6.0 million in outstanding letters of credit.

(4)	The amounts listed represent the U.S. dollar equivalent of our Euro Notes.

(5)	This amount represents the estimated fair value of the $200 million deferred purchase consideration payable by us in connection with the acquisition of Cook Pharmica LLC in October 2017, which is payable in $50 million installments, on each of the first four anniversaries of the closing date.

(6)	Other obligations consist primarily of loans for equipment and certain working capital obligations.

Price range of common stock

Our common stock began trading publicly on the NYSE under the symbol “CTLT” as of July 31, 2014. Prior to that time, there was no public market for our common stock. As of July 20, 2018, there were 19 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sale prices per share for our common stock as reported on the NYSE for the period indicated:

	Stock price
	High	Low

Fiscal Year Ended June 30, 2017:
First Quarter ended September 30, 2016	$26.95	$22.52
Second Quarter ended December 31, 2016	$27.43	$21.83
Third Quarter ended March 31, 2017	$30.22	$25.51
Fourth Quarter ended June 30, 2017	$38.73	$27.48

Fiscal Year Ended June 30, 2018:
First Quarter ended September 30, 2017	$42.22	$33.42
Second Quarter ended December 31, 2017	$43.39	$36.73
Third Quarter ended March 31, 2018	$47.87	$38.97
Fourth Quarter ended June 30, 2018	$42.62	$38.22

Fiscal Year Ending June 30, 2019:
First Quarter ending September 30, 2018 (through July 24, 2018)	$44.26	$39.54

The closing sale price of our common stock, as reported by the NYSE, on July 24, 2018 was $40.24.

Material U.S. federal income and estate tax consequences to

non-U.S. holders of our common stock

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the ownership and disposition of our common stock as of the date hereof, but does not purport to be a complete analysis of all potential tax consequences. Except where noted, this summary deals only with common stock that is held as a capital asset (i.e., generally, an asset held for investment purposes).

A “non-U.S. holder” means a beneficial owner that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of the Code).

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings, and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, and are subject to differing interpretations, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with other U.S. federal tax laws (including the Medicare tax on certain investment income) or any foreign, state, local, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including, but not limited to, a holder that is a partnership or other pass-through entity for U.S. federal income tax purposes, a non-U.S. holder that is a bank, financial institution, insurance company, tax-exempt or government organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, long-term resident of the United States, person subject to the alternative minimum tax, controlled foreign corporation, corporation that accumulates earnings to avoid U.S. federal income tax, tax-qualified retirement plan, passive foreign investment company, a non-U.S. holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle, synthetic security or other risk reduction strategy, a non-U.S. holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, a non-U.S. holder that is deemed to sell our common stock under the constructive sale provisions of the Code or a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner of a partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partnership, or a partner of a partnership, holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction or any applicable income tax treaty.

Dividends

Distributions of cash or property that we pay on our common stock (if any) will be treated as taxable dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain from a sale or other disposition of our common stock as described below in “ —Gain on disposition of common stock.” Your adjusted tax basis generally is the purchase price of the shares, reduced (but not below zero) by any such tax-free returns of capital. Subject to the discussions of backup withholding and additional withholding requirements below, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) generally are not subject to U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” on its effectively connected earnings and profits at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service (“IRS”) Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock.

The certifications described above must be provided prior to the payment of dividends and must be updated periodically. A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “Information reporting and backup withholding” and “Additional withholding requirements.”

Gain on disposition of common stock

Subject to the discussions of backup withholding and additional withholding requirements below, any gain realized on the sale, exchange, or other taxable disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the non-U.S. holder held our common stock.

A non-U.S. holder described in the first bullet point immediately above generally will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above generally will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, because the determination of whether we are a “United States real property holding corporation” is made from time to time and depends on the relative fair market value of our assets, there can be no assurance in this regard. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market values of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). For this purpose, real property interests include land, improvements, and associated personal property. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of applicable U.S. Treasury regulations), only a non-U.S. holder who holds or held directly, indirectly, or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “Information reporting and backup withholding” and “Additional withholding requirements.”

Federal estate tax

Common stock owned (or treated as owned) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 24%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) on a properly executed IRS Form W-8, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstances, including the procedure for claiming any applicable exemption.

Additional withholding requirements

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition after December 31, 2018 of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons, or in each case, such foreign entity otherwise qualifies for an exemption. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. A payee that is a foreign financial institution located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of shares
J.P. Morgan Securities LLC	4,970,179
Morgan Stanley & Co. LLC	2,485,089
RBC Capital Markets, LLC	994,036
Merrill Lynch, Pierce, Fenner & Smith Incorporated	994,036
Wells Fargo Securities, LLC	497,018

Total	9,940,358

The underwriters and the representatives are collectively referred to as the “underwriters” and “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at the public offering price less a selling concession of up to $0.72432 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,491,053 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,491,053 shares of common stock.

		Total
	Per share	No exercise	Full exercise
Public offering price	$40.2400	$400,000,006	$459,999,979
Underwriting discounts and commissions	$1.2072	$12,000,000	$13,799,999
Proceeds, before expenses, to us	$39.0328	$388,000,006	$446,199,979

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million.

Our common stock is listed on the NYSE under the symbol “CTLT.”

We and all directors and executive officers have agreed that, without the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, we and they will not, during the period ending 45 days after the date of this prospectus supplement (the “restricted period”):

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of our common stock, including but not limited to any options or warrants to purchase shares of stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, stock or any such substantially similar securities; or

•

enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such person’s shares even if such shares would be disposed by someone other than such person;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We have also agreed not to file, or publicly disclose the intention to file, any registration statement with the SEC relating to the offering of any securities that are substantially similar to the shares (except for any registration statement on Form S-8, or any amendment thereto, to register shares issuable upon exercise of awards granted pursuant to the terms of any employee equity incentive plan) including but not limited to any options or warrants to purchase shares of stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, stock or any such substantially similar securities.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares pursuant to the underwriting agreement; or

•

the issuance by us of shares of common stock or any such substantially similar securities to be issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus supplement of which J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC have been advised in writing; or

•

the issuance by us of shares or any such substantially similar securities pursuant to employee incentive plans existing as of the date of the underwriting agreement (including, for the avoidance of doubt, the 2014 Omnibus Incentive Plan); or

•

the issuance by us of up to 5% of the outstanding shares of the common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that no transfer occurs under such plan during the restricted period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in our periodic reports to the effect that our directors and officers may enter into such trading plans from time to time, except that our executive officers may transfer or sell shares pursuant to trading plans that are entered into prior to this offering; or

•

the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exercisable for, or that represent the right to receive common stock (i) by will or intestacy, (ii) as a bona fide gift or gifts, (iii) to any trust, partnership, limited liability company, or other entity for the direct or indirect benefit of such holder or the immediate family of such holder (for purposes of this subclause (iii), “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) to any immediate family member or other dependent, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) pursuant to an order of a court or regulatory agency, (vii) from an executive officer to us upon death, disability, or termination of employment of such executive officer, (viii) in connection with transactions by any person other than us relating to common stock acquired in open market transactions after the completion of the offering provided that in the case of this clause (viii) no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of the common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof, (ix) to us (1) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of stock granted by us pursuant to any employee benefit plans or arrangements described herein, where any shares of stock received by such person upon any such exercise will be subject to the terms of the lock-up agreement, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares of stock or the vesting of any restricted stock awards granted by us pursuant to employee benefit plans or arrangements described herein, in each case on a “cashless” or “net exercise” basis, where any shares of stock received by such holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, and/or (x) with the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC; provided that: (1) in the case of each transfer or distribution pursuant to clauses (ii) through (v) and clause (vii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and (2) in the case of each transfer or distribution pursuant to clauses (ii) through (v) and clause (ix), if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof (a) such holder will provide J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC prior written notice informing them of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein.

J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position.

A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with the offering of the shares of our common stock, J.P. Morgan Securities LLC or any person acting for it may effect transactions with a view to supporting the market price of the shares of our common stock at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilizing manager or any of its agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Certain of the underwriters or their respective affiliates are agents and/or lenders under our senior secured credit facilities, for which they have received or expect to receive customary compensation. In addition, such underwriters or their respective affiliates may receive a portion of the net proceeds of this offering, which we are using to repay borrowings under our USD Term Loans.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling restrictions

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. This Prospectus is not a prospectus for the purposes of the Prospectus Directive.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal matters

The validity of the shares of common stock will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2017, and the effectiveness of our internal control over financial reporting as of June 30, 2017, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited the financial statements of Cook Pharmica LLC as of and for the year ended December 31, 2016 included in Catalent Inc.’s Form 8-K filed September 25, 2017, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Cook Pharmica LLC’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements, or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement, or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Information Incorporated by reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering under this prospectus supplement (in each case, other than information that is deemed, under SEC rules, not to have been filed):

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2017;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017, December 31, 2017, and March 31, 2018;

•

our Definitive Proxy Statement on Schedule 14A, filed on September 22, 2017 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended June 30, 2017);

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on July 31, 2014, including all amendments and reports filed for the purpose of updating such description; and

•

our current reports on Form 8-K filed on August 28, 2017 (but excluding Item 2.02 and Exhibit 99.1), September 19, 2017, September 25, 2017, September 27, 2017, September 29, 2017, October 10, 2017, October 16, 2017, October 18, 2017, October 24, 2017, November 6, 2017, January 12, 2018, February 5, 2018 (but excluding Item 2.02 and Exhibit 99.1), February 7, 2018, February 20, 2018, July 3, 2018, and July 23, 2018 (but solely with respect to the Current Report filed under SEC Accession No. 0001193125-18-223763).

Any statement made in this prospectus supplement or in the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

You can obtain any of the filings incorporated by reference into this prospectus supplement and the accompanying prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement or the accompanying prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus supplement or the accompanying prospectus. You should direct requests for those documents to:

Catalent, Inc.

14 Schoolhouse Road

Somerset, New Jersey 08873

Attn: Corporate Secretary

Tel.: (732) 537-6200

Email: CorpSec@catalent.com

Our reports and documents incorporated by reference into this prospectus supplement or the accompanying prospectus may also be found in the “Investors” section of our website at www.catalent.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus supplement, the accompanying prospectus or any registration statement of which it forms a part.

Prospectus

Catalent, Inc.

Common Stock

We and any selling stockholder may offer and sell from time to time shares of our common stock.

We will determine when we sell shares of our common stock, which may be sold on a continuous or delayed basis directly, to or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and we and any agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of shares of our common stock. If any agents, dealers or underwriters are involved in the sale of any shares of our common stock, the applicable prospectus supplement will set forth any applicable commissions or discounts payable to them. Our net proceeds from the sale of the shares of our common stock will be set forth in the applicable prospectus supplement. We also may provide you with a free writing prospectus that includes this information. In addition, certain selling stockholders may offer and sell shares of our common stock from time to time, together or separately, in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time that we or any selling stockholders sell shares of our common stock using this prospectus, we or any selling stockholders will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered, including the names of any selling stockholders, if applicable, the prices and our net proceeds from the sales of those shares of our common stock. The prospectus supplement or free writing prospectus may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CTLT”.

Investing in our common stock involves risks. You should carefully consider the risk factors referred to on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 6, 2016.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell shares of our common stock in one or more offerings or resales. This prospectus provides you with a general description of the shares of our common stock that we and/or certain selling stockholders may offer. Each time we sell shares of our common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered, including the names of any selling stockholders, if applicable, the prices and our net proceeds (if any) from the sales of those shares of common stock. The prospectus supplement may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information that is incorporated or deemed incorporated by reference in this prospectus. See “Information Incorporated by Reference” before making an investment in our common stock. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated or deemed incorporated by reference in this prospectus, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Neither the delivery of this prospectus or any applicable prospectus supplement nor any sale made using this prospectus or any applicable prospectus supplement implies that there has been no change in our affairs or that the information in this prospectus or in any applicable prospectus supplement is correct as of any date after their respective dates. You should not assume that the information included in or incorporated by reference in this prospectus or any applicable prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date(s) on the front covers of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to give you different information, and if you are given any information that is not contained or incorporated by reference in this prospectus or a prospectus supplement,

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you must not rely on that information. We and any selling stockholders are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

Except where the context requires otherwise, references in this prospectus to “Catalent,” the “Company,” “we,” “us,” and “our” refer to Catalent, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we say “fiscal” and the year number, as in “fiscal 2015,” which refers to our fiscal year ended June 30, 2015.

We refer in this prospectus to (i) investment funds associated with or designated by The Blackstone Group L.P. as “Blackstone” or “Sponsor” and (ii) our Annual Report on Form 10-K for the fiscal year ended June 30, 2015 as amended by Amendment No. 1 to such Annual Report on Form 10-K/A as our “2015 Form 10-K.”

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus or any prospectus supplement and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus, any prospectus supplement, the documents incorporated herein or therein and any free writing prospectus prepared by us or on our behalf carefully, including the section entitled “Risk Factors” and the financial statements and the related notes incorporated by reference in this prospectus, before you decide to invest in shares of our common stock.

Our Company

We are the leading global provider of advanced delivery technologies and development solutions for drugs, biologics and consumer health products. With over 80 years serving the industry, we have proven expertise in bringing more customer products to market faster, enhancing product performance and ensuring reliable clinical and commercial product supply. We employ approximately 8,900 people, including over 1,000 scientists and technicians, at 31 facilities across five continents and in fiscal 2015 generated more than $1.8 billion in annual revenue.

For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Catalent, Inc. is a Delaware corporation. Our principal executive offices are located at 14 Schoolhouse Road, Somerset, New Jersey 08873, and our telephone number is (732) 537-6200. We maintain a website at www.catalent.com. The information contained on or accessible through our website neither constitutes part of this prospectus nor is incorporated by reference in this prospectus.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks and uncertainties discussed in our 2015 Form 10-K, which is incorporated by reference in this prospectus, under the caption “Risk Factors,” as well as other risks and uncertainties discussed under this caption or any similar caption in the other documents and reports that we file with the SEC on or after the date of this prospectus that are incorporated or deemed to be incorporated by reference in this prospectus as well as other risks and uncertainties described in any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of common stock pursuant to this prospectus. These risks and uncertainties could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus) and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors” in the 2015 Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included, incorporated by reference or deemed to be incorporated by reference in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

TRADEMARKS AND SERVICE MARKS

“ADVASEPT®,” “GPEx®,” “OptiForm®,” “Liqui-Gels®,” “VegiCaps®,” “Zydis®” and “Zydis®Nano” are our registered U.S. and/or foreign trademarks. This prospectus also includes trademarks and trade names owned by other parties, and these trademarks and trade names are the property of their respective owners. We use certain other trademarks and service marks, including Easyburst™, Galacorin™, OptiGel™, OptiGel Bio™, OptiMelt™, OptiPact™, OptiShell™, Savorgel™, SMARTag™, Softdrop™ and Zydis Bio™ on an unregistered basis in the United States.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names.

USE OF PROCEEDS

In the case of a sale of shares of our common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of shares of our common stock by any selling stockholders, we will not receive any of the proceeds from such sale.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we will make with the SEC, which are incorporated into this prospectus by reference.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are issued or outstanding as of the date of this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Our common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us.

However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 40% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66-2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with Blackstone, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Since March 9, 2015, Blackstone and its affiliates have beneficially owned, in the aggregate, less than 40% of the voting power of the stock of the Company.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company. Since March 9, 2015, Blackstone and its affiliates have beneficially owned, in the aggregate, less than 40% of the voting power of the stock of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices neither less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors. Since March 9, 2015, Blackstone and its affiliates have beneficially owned, in the aggregate, less than 40% of the voting power of the stock of the Company.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66-2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66-2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Since March 9, 2015, Blackstone and its affiliates have beneficially owned, in the aggregate, less than 40% of the voting power of the stock of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CTLT”.

PLAN OF DISTRIBUTION

We and/or the selling stockholders, if applicable, may sell the shares of our common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

Each time that we sell shares of our common stock covered by this prospectus, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms and conditions of the offering of such shares, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them;

•	the offering price of the shares and the proceeds to us and/or the selling stockholders, if applicable, and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers;

•	any options under which underwriters may purchase additional shares from us and/or the selling stockholders; and

•	any securities exchange or market on which the shares may be listed or traded.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the shares of our common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

We and/or the selling stockholders, if applicable, may distribute the shares from time to time in one or more transactions:

•	at a fixed price or at prices that may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Underwriters, dealers or any other third parties described above may offer and sell the offered shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any shares, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option), unless otherwise specified in the prospectus supplement. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter or underwriters.

We and/or the selling stockholders, if applicable, may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Offered shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the New York Stock Exchange under the symbol “CTLT”.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

There can be no assurance that we will sell all or any of the shares of common stock offered by this prospectus.

Agents, dealers and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our 2015 Form 10-K, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus, from their respective filing dates:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and Amendment No. 1 to such annual report on Form 10-K/A filed on November 3, 2015;

•	our Quarterly Reports on Form 10-Q for the periods ended September 30, 2015, December 31, 2015 and March 31, 2016;

•	our Definitive Proxy Statement on Schedule 14A, filed on September 16, 2015 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended June 30, 2015);

•	our Current Reports on Form 8-K, filed on July 30, 2015, October 30, 2015, November 3, 2015 (excluding information under Item 2.02 and Item 9.01), November 16, 2015 and April 29, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on July 31, 2014, including all amendments and reports filed for the purpose of updating such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Catalent, Inc.

14 Schoolhouse Road

Somerset, NJ 08873

Attn: Corporate Secretary

Tel.: (732) 537-6200

Email: CorpSec@catalent.com

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors” section of our website at www.catalent.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

9,940,358 Shares

Catalent, Inc.

Common stock

Prospectus supplement

J.P. Morgan

Morgan Stanley

RBC Capital Markets

BofA Merrill Lynch

Wells Fargo Securities

July 24, 2018